Exhibit 12.1

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002
Earnings:
Income before income taxes	$564,190	$568,727	$482,124	$404,658	$328,912	$181,449	$155,381
Interest expense	43,724	40,442	37,477	36,525	32,761	12,454	10,666
Portion of rentals deemed to be interest	2,126	1,972	1,859	1,782	1,846	670	531

Earnings	$610,040	$611,141	$521,460	$442,965	$363,519	$194,573	$166,578

Fixed Charges:
Interest Expense	$43,724	$40,442	$37,477	$36,525	$32,761	$12,454	$10,666
Portion of rentals deemed to be interest	2,126	1,972	1,859	1,782	1,846	670	531

Fixed Charges	$45,850	$42,414	$39,336	$38,307	$34,607	$13,124	$11,197

Ratio of earnings to fixed charges	13.3	14.4	13.3	11.6	10.5	14.8	14.9